# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MOGU Inc., CIK 0001743971
CUSIP: 608012308
Title of class of securities: Class A Ordinary Share, par value of US$0.00001 per share
Address of issuer's principal executive offices: MINGQI CENTER, 8/F, BUILDING NO. 1,, NO. 666 ZHENHUA ROAD, XIHU DISTRICT,, HANGZHOU, China (F4), 310012
Date of event which requires filing of this statement: 11/09/2018
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001483503

## Reporting persons
- TB Alternative Assets Ltd: type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); sole voting power 206,730,009; shared voting power 0; sole dispositive power 206,730,009; shared dispositive power 0; aggregate amount beneficially owned 206,730,009 (8.39% of the class)
  Comment: Item 5 and 7: Number of shares beneficially owned as of 31 Dec 2024. Including 689,100 American Depositary Shares ("ADSs"), and 9 shares of Class A Ordinary Shares that are not tradable in the market.
  
  Item 11: Calculation is based on 2,464,803,304 outstanding ordinary shares for all classes as of 31 Dec 2024.
  
  Note: There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 608012308 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on the New York Stock Exchange under the symbol "MOGU." Each ADS represents 300 Class A Ordinary Shares.

## Item 1. Issuer
Name of issuer: MOGU Inc.
Address of issuer's principal executive offices: Mingqi Center, 8/F, Building No. 1, No. 666 Zhenhua Road, Xihu District, Hangzhou, 310012, People's Republic of China

## Item 2. Person Filing
Name of person filing:
TB Alternative Assets Ltd
This statement is filed by TB Alternative Assets Ltd, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, with respect to the portion of Class A Ordinary Shares (as defined by 2(d) below) held by Trustbridge Partners IV LP, a Cayman registered private equity fund. TB Alternative Assets Ltd acts as the investment adviser of the investment manager of Trustbridge Partners IV LP.
Address of principal business office or, if none, residence: c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned: 206,730,009 (Includes 689,100 American Depositary Shares ("ADSs"), and 9 shares of Class A Ordinary Shares that are not tradable in the market.)
Percent of class: 8.39
Sole power to vote or to direct the vote: 206,730,009
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 206,730,009
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TB Alternative Assets Ltd: /s/ Shujun Li, Director (02/06/2025)